UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2013

Commission File Number  000-30850

[Missing Graphic Reference]

120 Columbia Street, Vancouver, BC  V6A 3Z8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3
MATERIAL CHANGE REPORT
51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Alterrus Systems Inc. (the “Company”)
(Formerly Valcent Products Inc.)
120 Columbia Street
Vancouver, BC  V6A 3Z8

Item 2            Date of Material Change

January 2, 2013

Item 3            News Release

The news release was disseminated on January 3, 2013 through Marketwire.

Item 4  Summary of Material Change

The Company announced the appointment of David Andru as the Chief Financial Officer of the Company effective January 2, 2013.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

The Company announced the appointment of David Andru  as the Company’s Chief Financial Officer effective January 2, 2013.

Mr. Andru has a diverse background including, strategic planning, project management, financial modeling and reporting, management reporting, controller roles and team development and management.

He was most recently CFO, and acting CEO of Ugi Fitness Inc. Prior to this he was an independent consultant and held various responsibilities at Lululemon Athletica including, Controller, Director of Finance, and Inventory Control Manager.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Christopher Ng
Chief Executive Officer and Director
604.218.8618

Item 9  Date of Report

January 8, 2013

ALTERRUS Systems Inc.
120 Columbia Street
Vancouver, BC  V6A 3Z8

News Release
Alterrus Systems Inc. Appoints David Andru as Chief Financial Officer

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Jan. 3, 2013) - Alterrus Systems Inc. (CNSX:ASI)(ASIUF) today announced the appointment of David Andru as Chief Financial Officer. Mr. Andru has a diverse background including, strategic planning, project management, financial modeling and reporting, management reporting, controller roles and team development and management.

He was most recently CFO, and acting CEO of Ugi Fitness Inc. Prior to this he was an independent consultant and held various responsibilities at Lululemon Athletica including, Controller, Director of Finance, and Inventory Control Manager.

"We are delighted to have David accept the role of CFO," said Christopher Ng CEO. "His overall depth of business experience and strong background in finance, systems and technology will be a huge asset to the Alterrus team as we work to achieve the company's goals of sustainable urban agriculture."

About Alterrus Systems Inc.

Alterrus is a publicly traded company (CNSX:ASI)(ASIUF) headquartered in Vancouver, Canada. It is a world leader in the development, manufacturing, operation and integration of commercial VertiCrop technology for global markets. Alterrus has created a sustainable vertical growing system that grows fresh, nutritious, leafy green vegetables in urban environments where they are to be consumed.

Contact:
Alterrus Systems Inc.
Christopher Ng
604.218.8618
cng@alterrus.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterrus Systems Inc.

signed /”Christopher Ng”/
Christopher Ng
Chief Executive Officer
Date: January 8, 2013